                                                                    Exhibit 2.4

MANAGEMENT'S DISCUSSION AND ANALYSIS


COMPANY DESCRIPTION

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation Services, Subsea Services and Seafood. Subsea Services is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company currently holds a 43% economic interest and a 60% voting interest.

In 1997, the Company had consolidated net operating revenue of $1.5 billion, up from $1.4 billion and $1.3 billion in 1996 and 1995, respectively. Net income in 1997 was $237.1 million compared to $91.9 million and $105.0 million in 1996 and 1995, respectively. Net recurring income in 1997 was $113.1 million compared to $95.8 million in 1996 and $114.0 million in 1995. The following table summarizes the Company's results, adjusted for non-recurring items which are described in more detail in the "Results of Operations" section which follows.


====================================================================
(U.S. dollars in millions)               1997      1996      1995
--------------------------------------------------------------------
Net income                            $ 237.1     $91.9    $105.0
Non-recurring items:
Reorganization/restructuring
     Subsea Services                        -         -       9.0*
     Seafood                                -       3.9         -
Write down of certain assets
     Terminals                           11.6         -         -
     Subsea Services                      4.2         -         -
     Seafood                             12.3         -         -
     Less tax benefits                   (5.2)        -         -
Gain on sale of common
     stock of a subsidiary, net        (139.5)        -         -
Extraordinary gain on
     early repayment of debt             (7.4)        -         -
--------------------------------------------------------------------
Net recurring income                  $ 113.1     $95.8    $114.0
====================================================================

* These reorganization charges have been included in operating expenses ($4.7 million), administrative and general expenses ($2.0 million) and other expenses ($2.3 million).

GENERAL BUSINESS ENVIRONMENT

TRANSPORTATION SERVICES The Transportation Services business is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated solutions by utilizing its parcel tanker, tank container, terminal, barge and rail services.

The Company is the largest operator of parcel tankers in the world, operating an estimated 25% of the world competitive fleet of parcel tankers over a capacity of 10,000 deadweight ton ("dwt") (a generally accepted definition of parcel tankers which compete in the long-distance intercontinental market). The Company estimates that its market share will increase to 26% in the year 2000 when its newbuilding program is completed. The market for parcel tankers is characterized by a few companies controlling a majority of the market. The tank container operation specializes in smaller-lot shipments of bulk liquid products. The Company has a 20% market share of the world wide door-to-door tank container market. Although the Company faces significant regional competition, no other company offers the same worldwide service and is of comparable size. The terminals act as regional hubs to improve the operational efficiency of the Company's parcel tankers and offer storage and distribution services to the same customers and for the same products as the tanker and tank container operations. The Company currently owns and operates three tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of 4.71 million barrels of liquid storage. In addition, the Company has entered into an arrangement with Van Ommeren pursuant to which it has certain preferential user rights to two major terminals located in Rotterdam. The Company also has a terminal joint venture with the Bolton Group in Malaysia. The Company does not have a significant share of the world market in the terminal business.

Demand for the Company's Transportation Services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored by the Company. The most recent forecasts made by market research firms project the demand for chemical transportation to grow at about 4-5% through the year 2001. The Asian economic situation can be expected to impact this figure.

The supply of parcel tankers is influenced by the number of new constructions and scrappings and by government and industry regulation of maritime transportation practices. For certain products carried (usually larger commodity type products rather than specialty chemicals), parcel tankers may face competition from the more sophisticated of the product tankers: therefore the supply and utilization of product tankers may also impact the parcel tanker market. The world orderbook for newbuildings, to be delivered over the next three to four years, stands today at about 16% of the total competitive fleet of deepsea parcel tankers. Adjusting for expected scrappings and downgradings the Company expects the world net supply of tonnage to grow by 4-5% per year over this period.

The Company's tank container operations compete with other tank container operators, customer-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

SUBSEA SERVICES SCS is among the largest subsea service contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry. SCS is a leader in developing and applying innovative and cost efficient subsea techniques to address the evolving technical needs of oil and gas companies which are developing fields in ever deeper and more demanding offshore environments. SCS operates in more than 20 countries in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

According to the International Energy Agency, world oil demand is growing at 2.7% per annum while production from existing fields is declining at 4% per annum. Production from new fields is therefore vital to meet future demand and an increasing proportion of the new supply is coming from offshore fields. Deep water exploration and production is now the fastest growing sector of the offshore oil and gas industry.

Subsea completion is now the first choice for new deep water field developments. Even in the notoriously harsh North Sea environment, the oil price required to give a 10% post-tax return on investment to the oil company, has fallen from over $20 per barrel in the early 1980s to significantly less than $10 per barrel today due to subsea completion technology and advances in construction and flowline lay techniques. SCS believes the market for its services is growing at some 20% per annum. This market was valued at $2.2 billion in 1996 and is projected to be $3.0 billion in 1998 and reach $4.7 billion by 2000. Over 290 new subsea field developments are due to come on stream before the end of the century.

SEAFOOD The Seafood business produces, processes and markets high quality seafood with salmon production sites in Norway; North America and Chile; turbot production sites in Spain, Portugal, Norway and France; halibut production sites in Norway; and sturgeon and caviar production in the U.S., with marketing on a worldwide basis. In December 1997, the Company acquired Gaelic Seafoods (Scotland) Ltd. (since renamed Stolt Sea Farm Limited), a salmon farming company with production sites in Scotland.

As the world population grows and individuals increasingly seek healthier sources of protein like fish, and the supply of wild catch declines through over-fishing, the demand for farmed fish is expected to increase. Approximately 85% of Seafood revenue is derived from the Atlantic salmon market in which no one company has a significant market share. The Company is the world's largest producer of farmed turbot and halibut.

MULTICURRENCY ACTIVITIES

The functional and the reporting currency of the Company, as well as that of a majority of its Transportation Services business activities is the U.S. dollar. In the Subsea Services business, the functional currencies of the subsidiaries that operate in the North Sea, which represents the majority of SCS activity, are the Norwegian kroner and British pound. The functional currency of other significant SCS subsidiaries is primarily the U.S. dollar. In the Seafood business, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner, the British pound, and the Japanese yen. In most cases, the majority of revenue and expenses are denominated in the functional currency of the individual subsidiaries.

The Company enters into forward exchange and options contracts to hedge capital expenditure and operational non-functional currency exposures on a continuing basis for periods consistent with the committed exposures. The Company does not engage in foreign currency speculation.

Certain loans made to subsidiary companies are considered to be of a long-term investment nature and exchange gains and losses thereon are reported within the cumulative translation adjustments component of shareholders' equity.

RESULTS OF OPERATIONS

Results of operations are discussed below by business down to a gross profit level and then on a consolidated basis for the remaining captions in the statements of income.

TRANSPORTATION SERVICES -- TANKERS The total number of ships owned and/or operated by the Company on November 30, 1997 was 126, representing 2.27 million dwt. Of this total, 65 ships participate in the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation and administration of tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The remainder of the ships provide regional services. The composition of the fleet at November 30, 1997 was as follows:

============================================================================
                                                             % of the Joint
                                                                Service net
                                                                revenue for
                                                                the year to
                                       Number    Millions      November 30,
                                     of ships      of dwt              1997
----------------------------------------------------------------------------
Stolt Parcel Tankers Inc. ("SPTI")         40        1.25             86.3%
NYK Stolt Tankers S.A.
     ("NYK Stolt")                          5        0.11              7.2%
Rederi AB Sunship                           4        0.16              6.5%
----------------------------------------------------------------------------
                                           49        1.52            100.0%
----------------------------------------------------------------------------
Time-chartered ships
 Chemical Tankers                           9        0.19
 Product Tankers                            7        0.32
----------------------------------------------------------------------------
Total Joint Service                        65*       2.03
Ships in regional trades                   61        0.24
----------------------------------------------------------------------------
Grand Total                               126        2.27
============================================================================
* The figures do not include any ships under the long-term pooling agreement with Botany Bay Parcel Tankers as these ships will not join the fleet until 1998.

Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period and an earnings factor.

In its results of operations, the Company includes 100% of the net operating revenue of the Joint Service and then shows as tanker operating costs all the voyage costs associated with the ships and the earnings distributed to the participants in the Joint Service other than SPTI. The Company's share of the net income in NYK Stolt is included in "equity in net income of non-consolidated joint ventures" in the Company's results of operations.

Net operating revenue in 1997 increased to $665.2 million from $655.6 million in 1996 and $653.9 million in 1995. The increase in revenue is the result of a combination of factors which are explained as follows.

The Company's fleet in 1997 averaged 2.00 million dwt, compared to 1.90 million dwt and 1.87 million dwt in 1996 and 1995, respectively. Cargo carried increased in 1997 to 20.5 million tons compared to 19.1 million tons and 18.6 million tons in 1996 and 1995, respectively.

In 1997, 60% of tanker revenues were under Contracts of Affreightment ("COA"), typically one year in duration although long-term contracts are becoming increasingly important. The remaining 40% were fixed on spot rates. The percentage of COAs to contracts fixed on spot rates remained broadly similar to 1996.

Supplier partnerships with key customers continued to develop in 1997 and now represent 26% of Transportation Services' net operating revenue. These partnerships are formal agreements with defined common objectives and seek to reduce the overall costs of transportation for customers through more efficient operations. The Company believes that the existence of supplier partnerships stabilizes revenue and results.

The sailed-in time-charter index for the Joint Service, which is a measure of the relative average daily fleet revenue, less voyage costs (commissions, port expenses and bunkers), per ship operating day declined approximately 9% in 1997, after declining 3% in 1996, and rising 18% in 1995. During the same three year period, the operating cost per day of the Company's fleet in the Joint Service decreased by 11% in 1997 compared to a 1% and 9% increase in 1996 and 1995, respectively.

The tanker operation had gross profit of $146.4 million, $164.3 million, and $173.7 million in 1997, 1996, and 1995, respectively, and gross margins of 22%, 25%, and 27%, respectively. 1995 results were strong because of increased demand from both Asia Pacific and the U.S. While demand remained strong throughout 1996 and most of 1997, pricing and margins tightened due to an increase in parcel tanker capacity.

In 1994, the Company embarked on a newbuilding program of 25 new parcel tankers designed to meet increasing demand for its transportation services and replace the first generation of purpose-built parcel tankers built in the early to mid 1970s. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase the operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers. The newbuilding program is summarized in the table below:

===================================================================
                              Delivered      Estimated delivery
                    Shipyard    as of         dates by year of
DWT per ship        location  Nov.30.97       remaining orders
-------------------------------------------------------------------
                         (Number of ships)    (Number of ships)
                                         1998      1999      2000

37,000(a)           Denmark       5         2         2         -
37,000(a)           France        -         1         2         -
22,450(a)           Spain         -         2         3         1
11,500(b)           Japan         1         3         -         -
 5,200              Italy         -         3         -         -
-------------------------------------------------------------------
                                  6        11         7         1
===================================================================

(a) Ship number 5 of the Danish series has been delivered to NYK Stolt. Ship number 7 of the Danish series, ship number 3 of the French series, and ship number 2 of the Spanish series will be delivered to NYK Stolt.

(b) All ships to be owned and operated by Stolt NYK Asia Pacific Inc., a 50%/50% joint venture between Nippon Yusen Kaisha, Ltd. and SPTI.

Over the last three years the Company has sold nine ships and scrapped three. Of the nine ships sold, two were subsequently time chartered back to the Company and remain trading within the Joint Service. The remaining seven ships were sold out of the trade.

In September 1997, the Company acquired the European barging activities of Hamburger Lloyd A.G. The acquisition contributed an additional 25 inland tankers to its fleet, increasing the Company's inland tanker fleet to 35. The acquisition puts the Company in a leading position within the European inland chemical tanker market.

On November 17, 1997, the Joint Service entered into a long-term pooling arrangement with the partners of Botany Bay Parcel Tankers International ("Botany Bay"), Barton Shipping, Bibby Line and Unicorn Tankers. Botany Bay operates nine high-quality ships ranging in size from 12,500 to 19,300 dwt. The ships will join the fleet during 1998.

TRANSPORTATION SERVICES -- TANK CONTAINERS Net operating revenue in 1997 was $219.0 million, an 18% increase from $185.6 million in 1996, itself a 15% increase from $161.0 million in 1995. Over the last several years, the market for chemical transportation by tank containers has enjoyed rapid growth. Tank container shipments in 1997 totaled 47,591, a 24% increase from 1996 shipments of 38,278, itself a 15% increase from 1995 shipments of 33,336. Growth in activity has been broad based. In addition, management believes growth has been enhanced by success in developing supplier partnerships with major chemical companies.

The Company controlled a fleet of about 12,800 tank containers as of November 30, 1997, a 28% increase over the 10,000 tank containers controlled at the end of 1996, itself a 14% increase over the 8,800 tank containers controlled at the end of 1995. This increase is partially due to the acquisition of the tank container divisions of Challenge International in March 1997 and Intertank Ltda. in September 1997, with the remainder of the increase from new purchases and leasing in of tanks to meet the demand generated by the rapidly-growing market. A further 650 tank containers are currently on order for delivery in 1998.

The tank container operation had gross profit of $59.5 million, $50.2 million and $39.6 million in 1997, 1996, and 1995, respectively, and gross margins of 27%, 27%, and 25%, respectively. Although the business has been under continued pricing pressure, margins improved in 1996 and were maintained in 1997 as a result of growth in demand, improved utilization, and cost reductions.

TRANSPORTATION SERVICES -- TERMINALS Net operating revenue in 1997 decreased to $46.7 million from $49.0 million and $48.7 million in 1996 and 1995, respectively. Total marketable capacity increased to 4.71 million barrels by the end of 1997, compared to 4.49 million barrels and 4.46 million barrels at the end of 1996 and 1995, respectively. The increase in 1997 is the result of a 220,000 barrel tank expansion project in Houston. Average capacity utilization was 80% in 1997, 91% in 1996, and 93% in 1995. The decrease in average capacity utilization in 1997 was attributable to a downturn in the clean petroleum market in the North East U.S. At November 30, 1997, construction work was in progress to increase the marketable capacity by 95,920 barrels, representing 2% of current capacity. This work is scheduled for completion in 1998.

Gross profit of the terminal operation was $12.6 million, $16.8 million, and $17.0 million in 1997, 1996, and 1995, respectively, and gross margins were 27%, 34%, and 35%, respectively, reflecting the decline in utilization in the past two years.

In the third quarter 1997, the Company entered into an agreement to sell its tank storage terminal located in Chicago as this terminal no longer fits the Company's strategy of integrating its international transportation and terminal services. This sale is expected to be completed in the first half of 1998.

SUBSEA SERVICES Net operating revenue increased in 1997 to $431.1 million from $313.4 million in 1996 and $327.0 million in 1995. The increase in market demand and activity levels combined with SCS winning a greater number of contracts improved the Company's utilization rate of subsea construction ships from 70% in 1996 to 92% in 1997. The stronger market also resulted in improved pricing. The operating capacity of the Company's construction ships, defined as available operating days, increased by 25% over 1996. Net operating revenue decreased in 1996 due to the unavailability of the Seaway Osprey, which was out of service following a grounding in the Gulf of Suez, and increased activity being conducted through non-consolidated joint ventures in Norway.

The Subsea Services business had a gross profit of $77.8 million, $21.2 million, and $45.6 million in 1997, 1996, and 1995, respectively, with gross margins of 18%, 7%, and 14%, respectively. The increase in gross profit in 1997 was largely the result of increased market demand resulting in improved pricing and utilization. The decrease in gross profit in 1996 was principally due to greater than anticipated project costs on the Company's first rigid flowline project, together with the effects of the Seaway Osprey grounding.

At the end of January 1998 the Subsea Services business backlog was approximately $600.0 million of which approximately $394.0 million related to work to be performed in 1998.

SEAFOOD The Seafood business had net operating revenue of $164.1 million in 1997 compared to $146.9 million in 1996 and $118.3 million in 1995. The increase in net operating revenue was primarily due to increased sales volumes of Atlantic salmon, salmon trout, and value added products partially offset by declining prices in 1997. Total salmon volumes sold were 29,900 tons in 1997, 27,900 tons in 1996, and 20,300 tons in 1995 of which 19,900 tons, 21,700 tons, and 18,600 tons, respectively, was the Company's own production, the remainder being sourced from other producers. The reduction in the volume of own production in 1997 reflects reduced volumes in Norway following the imposition by the Norwegian government in 1996 of feed quotas and other farming regulations designed as a pre-emptive measure against threats of "dumping" sanctions by European Union ("EU") authorities.

In order to avoid further threats of duties against Norwegian salmon made in the early part of 1997, the Norwegian government in July 1997 reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price; and increases the export levy payable by Norwegian producers. In addition, the Norwegian government has maintained the feed quota and production regulations which have a significant adverse effect on the cost-competitiveness of the Norwegian operation.

The Seafood business had gross profit of $17.5 million in 1997 compared with $11.8 million in 1996 and $22.4 million in 1995. Gross margins were 11% in 1997, 8% in 1996, and 19% in 1995. The increase in gross profit in 1997 over 1996 was due to improved margins in the Norwegian operation and a full year of operations in the new Asia Pacific sales organization offset, in part, by reduced profitability in the Americas operation. The improvement in the Norwegian operation, despite regulatory restrictions introduced by the Norwegian government, was due to the closure of the loss-making processing operation following the 1996 restructuring which is described below in "Restructuring charges and write down of certain assets". 1996 was also negatively impacted by the initial effect of Norwegian government restrictions, which had resulted in the necessity to harvest fish before reaching marketable size. The reduced profitability of the Americas operation in 1997 is attributable to fish losses due to algae blooms on the West coast of Canada in the summer of 1997, as well as abnormally high losses of fish due to an epidemic disease on the East coast of Canada in the second half of the year.

RESTRUCTURING CHARGES AND WRITE DOWN OF CERTAIN ASSETS Effective December 1, 1996, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As a consequence, in the current year the Company has recognized a write down within its Transportation Services business amounting to $11.6 million, before income tax, in respect of certain assets at its Perth Amboy terminal. Projections indicate that due to the recent down turn in the North East U.S. specialty chemical industry and a reduced market demand for the type of storage facilities offered by these assets, the cashflows which will be generated by the assets do not support their carrying value. The assets have been written down to values considered by management to be their fair market value.

The Company also recognized a write down of $4.2 million, before income tax, in respect of certain assets in its Subsea Services business which are unable to generate sufficient utilization, and therefore cashflows, to support their net book value.

In the light of the Norwegian government's agreement with the EU, and despite the improved profitability of the Norwegian operation in the current year, the Company considers that the cost of its investment in its Norwegian operation has been permanently impaired, and has written down the entire goodwill balance of $3.6 million relating to this investment.

Projections also indicate that future cashflows to be generated from certain other assets of the Seafood business may not be sufficient to recover their carrying value, and accordingly, the Company has recognized a write down of $8.7 million in respect of these assets.

In 1996, the Company recorded a restructuring provision of $3.9 million to cover anticipated severance costs, write downs of fixed assets, lease termination expenses, and other costs associated with the manpower reduction and the closure of its processing factories in Norway. The restructuring program largely has been completed and there was no material difference between the provision and the amount subsequently paid.

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES The Company's equity in the net income of non-consolidated joint ventures was $19.6 million in 1997 compared to $13.1 million and $14.7 million in 1996 and 1995, respectively. The increase in 1997 arises primarily in the Subsea Services business and relates to improved market conditions for the services provided by the Seaway Heavy Lifting Limited joint venture and the addition of a new North Sea joint venture project. Partially offsetting this increase, was a decrease in tanker joint venture activity in 1997 compared to 1996.

The reduction in 1996 reflects lower activity in Subsea Services joint ventures. Tanker joint venture activity in 1996 was in line with 1995.

ADMINISTRATIVE AND GENERAL EXPENSES Administrative and general expenses increased to $139.6 million in 1997 from $137.5 million in 1996. The main factors behind this increase were administrative and general expenses relating to Challenge International and Hamburger Lloyd and an increased charge towards the SCS profit sharing program. These increases have been partially offset by the impact of the strengthening of the U.S. dollar. Included in administrative and general expenses in 1997 is $6.2 million, $3.8 million, and $0.05 million in respect of the charge under the profit sharing plans of the Transportation Services business, the Subsea Services business, and the Seafood business, respectively. Administrative and general expenses increased to $137.5 million in 1996 from $136.1 million in 1995. The main factors of this increase were related to costs of establishing a sales and marketing organization for the Seafood business in Asia Pacific. This increase was offset, in part, by reduced expenses in the Subsea Services business due to a number of non-recurring charges incurred in 1995 for relocation of certain administrative functions of the Company.

NON-OPERATING INCOME AND EXPENSE

NET INTEREST EXPENSE Net interest expense increased to $57.0 million in 1997 from $48.8 million in 1996. The increase reflects the higher debt level in 1997 as a result of the Company's capital expenditure program. The decrease in interest expense in 1996 from $56.1 million in 1995 reflects the impact of a public offering by the Company of Class B shares completed in January 1996. The proceeds from this offering were used to reduce debt, resulting in the average net debt in 1996 being some $50.9 million lower than 1995 despite additional borrowing towards the end of the year to finance the acquisition of new assets.

GAIN ON SALE OF ASSETS In 1997, the Company sold four ships, including two ships sold for scrap, and recognized a gain of $5.3 million on these sales. The Company also recognized a gain of $4.9 million on certain assets in a different line of business of the Subsea Service business which were swapped with a third party at fair market value. The Company sold other assets with a net gain of $0.4 million.

In 1996, the Company sold five ships, including one ship sold for scrap, and recognized a gain of $4.9 million; it also sold its interest in a Norwegian insurance company recognizing a gain of $1.2 million and sold other assets with a net gain of $0.7 million.

In 1995, the Company sold three ships including one ship sold for scrap, recognizing a gain of $1.0 million.

GAIN ON SALE OF COMMON STOCK OF A SUBSIDIARY In two separate transactions during 1997, the Company recognized total gains amounting to $139.5 million, net of expenses, on the sale of Common shares of SCS.

In January 1998, subsequent to these transactions, SCS completed a two-for-one share split. The figures quoted below have been restated to reflect the share split.

In March 1997, SCS completed a secondary offering of 8.05 million new Common shares raising net proceeds of $64.6 million. Concurrent with the completion of the secondary offering, SCS exchanged 14.0 million Class B shares (which are economically equivalent to 7.0 million Common shares) for $57.6 million of debt owed to SNSA. As a consequence of the offering and debt-for-equity exchange, the Company realized a profit of $9.5 million on the reduction of its economic interest in SCS from 70% to 60%.

In November 1997, SCS completed a secondary offering of 4.0 million Common shares. In conjunction with the offering, SNSA sold 4.0 million Common shares of SCS. These transactions raised net proceeds of $232.2 million and resulted in the Company realizing a gain, after expenses, of $130.0 million as its economic interest in SCS was reduced from 60% to 43%.

OTHER In 1997, a provision was made for $1.1 million for the anticipated loss on disposal of the Chicago terminal operations. In 1996 a provision was made of $2.2 million for the loss on disposal of Sogetram, a subsidiary in the Subsea Services business, the sale of which was completed in January 1997.

INCOME TAX PROVISION The 1997 results include a tax provision of $13.2 million compared to $2.9 million in 1996 and $9.3 million in 1995. The principal cause of the variations between years has been the level of income or loss before income taxes recognized in Norwegian and U.K. tax jurisdictions of the Subsea Services business, which has been partially offset in 1997 by a tax benefit relating to the write down of certain assets within the Perth Amboy terminal operation and Subsea Services business.

EXTRAORDINARY ITEM In October 1997, the Company prepaid debt relating to the first four ships in the Danish new building series. The early repayment of the debt under the terms of the loan agreement with the Danish Ship Credit Fund ("DSCF") resulted in an extraordinary gain, on a before and after income tax basis, of $7.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity for the Company is derived from a combination of net cash generated by operations and funds from borrowing facilities. The Company's borrowing facilities include a revolving credit agreement and other short-term facilities which cover short-term needs for funds, and longer-term borrowings principally to finance capital expenditures and acquisitions.

The Company's borrowing activities, together with cash management and the purchasing of hedging instruments, are channeled through a centralized treasury department. This enables the Company's businesses to benefit from the size and financial strength of the Company in arranging transactions, as well as benefiting from cost effective cash management, foreign exchange management and interest rate exposure management.

The Company's Transportation Services business generally operates with negative working capital which reflects the collection/payment cycle. Invoicing usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage or move. The Subsea Services business requires working capital as expenditures are incurred on an ongoing basis throughout a project while customers are typically billed when certain project milestones are achieved. In the Seafood business, the production cycle for the Atlantic salmon takes between two and four years and therefore requires working capital to finance inventory.

In 1997, the Company generated cash from operating activities of $179.0 million. This compares with $140.6 million and $202.8 million in 1996 and 1995, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years.

Investing activities utilized $429.9 million in 1997, mainly on capital expenditures of $450.9 million. Capital expenditures include (i) progress payments on newbuildings under construction and final payment on the delivery of two newbuildings (the Stolt Inspiration and the Stolt Creativity), (ii) the purchase of new tank containers, (iii) progress payments on terminal capacity expansion at the Houston and Santos terminals, and (iv) acquisition and completion of the Seaway Eagle, acquisition of the Seaway Hawk and investments in new remotely operated vehicles ("ROVs"). The Company also made payments of $22.3 million to acquire Hamburger Lloyd and the tank container business of Challenge International. Offsetting the capital expenditure was $47.9 million of proceeds from sale of ships and other assets and $5.1 million received from the reduction of restricted deposits.

Investing activities consumed $331.2 million in 1996, mainly on capital expenditures of $396.4 million. Capital expenditures include (i) progress payments on newbuildings being constructed and the delivery of two newbuildings (the Stolt Innovation and the Stolt Confidence), (ii) the purchase of six second-hand ships, (iii) the purchase of new tank containers, (iv) progress payments on terminal capacity expansion at the Houston and Santos terminals, and
(v) completion of the initial rigid pipe lay system on the Seaway Falcon, a deposit for the purchase of the Seaway Eagle, and investments in ROVs. Offsetting the capital expenditures was $46.7 million of proceeds from sale of ships and other assets and $18.0 million in relation to amounts received from affiliates.

Investing activities consumed $160.7 million in 1995 mainly on capital expenditures of $178.7 million. This comprised mainly (i) progress payments on newbuildings, (ii) new tank containers including the buying back of certain tank containers under operating leases, (iii) expansion of capacity at the Perth Amboy and Houston terminals, and (iv) expenditure on the upgrading of the Seaway Falcon and the installation of a flexible lay system. Offsetting the capital expenditures were receipts of $16.0 million from selling down shares in Stolt Partner S.A. and $9.4 million proceeds from the sale of assets.

Net cash provided by financing activities totaled $314.0 million in 1997. The principal uses of cash were (i) the repayment of long-term debt of $211.3 million and (ii) payment of dividends of $27.3 million. The significant sources of 1997 funding include (i) $179.8 million from the two equity offerings by SCS of 8.05 million and 4.0 million Common shares in March and November 1997, respectively, and $117.1 million from the sale of 4.0 million Common shares of SCS held by the Company (ii) the issuance of $246.9 million of new long-term debt, consisting of unsecured debt in the form of private placement notes and secured debt related to certain ship purchases, (iii) $7.4 million proceeds from the gain on the early retirement of debt, and (iv) $6.3 million proceeds from the exercise of stock options.

Net cash provided by financing activities totaled $183.8 million in 1996. The principal uses of cash were (i) the repayment of long-term debt and payment of capital lease obligations of $322.1 million, (ii) payment of dividends of $13.6 million, and (iii) $8.3 million in the purchase of treasury stock. The significant sources of 1996 funding include (i) $143.2 million from the sale of
8.2 million shares of SNSA Class B stock, (ii) the issuance of $367.0 million of new long-term debt, consisting of unsecured debt in the form of private placement notes and secured debt related to certain ship purchases, and (iii) $14.7 million in short-term loans payable to banks.

Net cash used in financing activities was $44.0 million in 1995. This mainly comprised of $47.2 million in repayment of short-term loans payable to banks, $104.8 million in repayment of long-term debt, and $2.9 million in principal payments under capital leases. The Company also utilized $16.3 million in paying dividends and $4.9 million in purchasing treasury stock. Offsetting these uses were $128.1 million of new long-term debt, mainly secured on tank containers and assets in the Subsea Services business, and $4.0 million proceeds from the exercise of stock options.

As of November 30, 1997 the Company had total capital expenditure commitments outstanding of $620 million, of which approximately $340 million will be spent in 1998 and the remaining $280 million spent in subsequent years. These commitments are for a variety of capital projects primarily new building purchases in Denmark, France, Spain, Italy and Japan; the purchase and refurbishment of tank containers; expenditures for expansion of terminal capacity and the purchase of additional subsea construction ships and ROVs.

The Company's current plans are expected to result in capital expenditures of $500 million in 1998 of which $470 million is for designated projects. The Company also has scheduled debt service of approximately $152 million and anticipated dividends of $28 million. The Company expects to meet this total funding requirement of $680 million through cash generated from operating activities of about $300 million leaving a funding requirement of $380 million, which will be funded by existing cash, long-term financing, and a drawdown on the existing long-term revolving credit agreement.

The Company has obtained a financing commitment from the DSCF for a 14 year financing of 80% of the U.S. dollar cost of the four remaining 37,000 dwt tankers purchased in Denmark. In respect of the contract for the three newbuildings to be purchased in France, the Company has obtained a financing commitment supported by a guarantee from Compagnie Francaise D'Assurance Pour Le Commerce Exterieur for a 12 year financing of approximately 80% of the cost. Subsequent to November 30, 1997, the Company concluded a seven year finance lease arrangement of its terminal in Houston in the amount of $70.0 million. With the completion of two equity offerings and a debt-for-equity swap in 1997 combined with strong operational results, SCS is in a strong financial position and is no longer dependent on SNSA for financing. Subsequent to November 30, 1997, SCS reached agreement for a new credit facility with Midland Bank plc and Den norske Bank ASA. The new credit facility provides a revolving credit line in the principal amount of $125.0 million with principal reducing to $100.0 million and $75.0 million in years four and five, respectively. This facility does not require a guarantee by SNSA.

At November 30, 1997, the Company's cash and cash equivalents totaled $68.6 million. The Company had corporate facilities and other short-term lines of credit of $473.1 million of which $453.2 million is available for future use. Total short-term and long-term debt amounted to $796.5 million, of which $341.0 million is secured by ships and other assets and $455.5 million is unsecured. The debt to equity ratio at November 30, 1997 was 0.75 to 1.

On November 19, 1997, the Board of Directors of the Company approved an interim dividend of $0.25 per Common share and Class B share which was paid on December 17, 1997 to all shareholders of record as of December 3, 1997. The Company anticipates, subject to the Board of Directors and Annual General Meeting approval, that a final dividend for 1997 of $0.25 per Common share and Class B share will be paid in May 1998.

ENVIRONMENTAL AND REGULATORY COMPLIANCE

The results of the Company may be impacted by changing environmental protection laws and regulations enacted by international, national, and local regulators. The operation of the Company's ships carries the risk of catastrophic accident and property loss caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages, and other circumstances or events. The transportation of oil and chemicals is subject to the risk of business interruptions and additional costs in the event of spills or casualties befalling Company ships. Such an event may result in loss of revenue or increased costs or both.

The Company's businesses are subject to various international, national and local governmental laws, which apply to various aspects of the Company's operations, and provide severe penalties for non-compliance. One such law is the U.S. Oil Pollution Act of 1990 ("OPA '90"), which imposes various requirements on shipowners and ship operators in U.S. waters including, among other things, restricting access to U.S. ports to only those tankers with double hulls, stringent financial responsibility requirements and extensive contingency planning requirements, as well as a liability scheme that provides for, under certain circumstances, unlimited liability for pollution accidents occurring in U.S. waters. The Company believes it is currently in compliance with such laws and regulations.

The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $2.2 billion. Other marine liabilities are insured under marine protection and indemnity insurance policies. These policies have a ceiling of $2.0 billion per incident for all claims other than marine oil pollution. Cover for such incidents is limited to $700.0 million per occurrence for ships when calling for ports in the U.S. and $500.0 million for other parts of the world. Non-marine liabilities are insured up to $125.0 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

The terminal operation in the U.S. is subject to the Clean Water Act, the Clean Air Act, OPA '90 and CERCLA, which regulate liability for the discharge of pollutants into waterways and noxious emissions into the air; MARPOL Annex II regarding the disposal of by-products from ship cleaning done pursuant to such regulations; the Resource Conservation and Recovery Act regarding the reporting, record keeping and handling of hazardous waste; the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities; and regulations of the U.S. Department of Transportation pursuant to the Hazardous Materials Transportation Act regarding the packaging, labeling and handling of hazardous materials in the U.S. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings per Share" which is effective for financial statements issued in periods ending after December 15, 1997. This standard requires changes in the computation, presentation and disclosure requirements for earnings per share calculations. Under the new standard, basic and diluted earnings per share figures will be provided. Basic earnings per share figures will be computed based on the weighted average number of outstanding shares during the year. Diluted earnings per share figures additionally will include the dilutive effect of stock options deemed to be exercised. Had the Company adopted SFAS No. 128, the pro forma effect on the Company's earnings per share calculation for net income for the three years ended November 30, 1997 is as follows:


                             For the years ended November 30
============================================================
                                    1997      1996      1995
------------------------------------------------------------
Earnings per share  Basic          $4.34     $1.74     $2.38
                    Diluted         4.29      1.72      2.33
============================================================

YEAR 2000 ISSUE

During 1997, the Company began a comprehensive review of the potential impact of the Year 2000 issue on its operations. This review will not be fully completed until mid-1998. At that time, the full impact of this technology issue on the Company will be assessed and appropriate action will be taken.

The review of the Company's systems, and all systems modifications to be undertaken as a consequence of this review, will be performed using the Company's internal resources, as part of the Company's ongoing software maintenance and development process. Accordingly, it is not expected that the Company will incur any material costs in achieving Year 2000 compliance.

The above discussion contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1996. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.


SELECTED CONSOLIDATED FINANCIAL DATA
===============================================================================================================
For the years ended November 30                         1997        1996         1995        1994         1993
(In millions, except per share data)
---------------------------------------------------------------------------------------------------------------
Net operating revenue                               $1,526.1    $1,350.5     $1,308.9    $1,078.0     $1,107.4
Income from operations                              $  165.6    $  136.1     $  176.9    $   75.4     $   58.1
Non-recurring items, net(a)                         $  124.0    $   (3.9)    $   (9.0)   $   (1.8)    $   22.9
Net recurring income (loss)                         $  113.1    $   95.8     $  114.0    $   40.8     $  (15.8)
Net income(b)                                       $  237.1    $   91.9     $  105.0    $   39.0     $    7.1
Net recurring income (loss) per share(c)            $   2.04    $   1.79     $   2.54    $   0.91     $  (0.36)
Net income per share(c)                             $   4.29    $   1.72     $   2.34    $   0.87     $   0.16
Weighted average number of Common and Class
     B shares and equivalents outstanding(c)            55.3        53.4         44.8        44.8         44.5
Cash dividends paid per share(c)                    $   0.50    $   0.25     $   0.37    $      -     $      -
===============================================================================================================


===============================================================================================================
As of November 30                                       1997        1996         1995        1994         1993
(In millions, except per share data)
---------------------------------------------------------------------------------------------------------------
Current assets less current liabilities
     (including current portion of long-term debt)  $  112.0    $   41.8     $  (43.5)   $  (83.3)    $  (56.1)
Total assets                                        $2,402.8    $1,978.5     $1,687.4    $1,528.8     $1,443.5
Long-term debt (including current portion)          $  776.6    $  719.7     $  669.4    $  646.6     $  615.9
Shareholders' equity                                $1,062.6    $  884.8     $  640.3    $  535.1     $  482.4
Book value per share(c)                             $  19.35    $  16.26     $  14.42    $  12.05     $  10.89
Total number of Common and Class B shares
     outstanding(c)                                     54.9        54.4         44.4        44.4         44.3
===============================================================================================================

(a) Comparative figures for the years ended November 30, 1993 through to November 30, 1996 have been amended to exclude gains on sales of assets and in 1995 a reclassification of $9.0 million has been made for non-recurring costs in SCS.

(b) Includes the cumulative charge (to December 1, 1996) of implementing SFAS 121 in 1997 of $28.1 million, or $0.51 per share; the extraordinary benefit on early repayment of debt of $7.4 million, or $0.13 per share in 1997; the gain on sale of common stock of a subsidiary of $139.5 million, or $2.52 per share in 1997; the benefit from the cumulative effect (to December 1, 1993) of implementing SFAS 109 in 1994 of $4.5 million, or $0.10 per share; and the extraordinary tax benefit of net operating loss carryforwards of $3.1 million, or $0.07 per share in 1993.

(c) All share data and per share data for 1995, 1994 and 1993 has been restated to reflect the distribution on December 29, 1995 of one Class B share for every two Common shares issued and outstanding since the Class B shares are equivalent to Common shares for such purposes.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF STOLT-NIELSEN S.A.

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with accounting principles generally accepted in the United States.

As explained in Note 5 to the consolidated financial statements, effective December 1, 1996, the Company adopted SFAS No. 121.


ARTHUR ANDERSEN
London, England
February 18, 1998

CONSOLIDATED STATEMENTS OF INCOME

========================================================================================
For the years ended November 30                         1997        1996         1995
(In thousands, except per share data)
----------------------------------------------------------------------------------------
NET OPERATING REVENUE:
Transportation Services:
     Tankers                                      $  665,187  $  655,613   $  653,873
     Tank Containers                                 218,980     185,617      160,989
     Terminals                                        46,652      49,017       48,695
Subsea Services                                      431,126     313,358      327,042
Seafood                                              164,107     146,932      118,256
----------------------------------------------------------------------------------------
                                                   1,526,052   1,350,537    1,308,855
----------------------------------------------------------------------------------------
OPERATING EXPENSES:
Transportation Services:
     Tankers                                         518,816     491,338      480,165
     Tank Containers                                 159,482     135,401      121,413
     Terminals                                        34,064      32,205       31,704
Subsea Services                                      353,361     292,177      281,402
Seafood                                              146,643     135,093       95,889
----------------------------------------------------------------------------------------
                                                   1,212,366   1,086,214    1,010,573
----------------------------------------------------------------------------------------
     GROSS PROFIT                                    313,686     264,323      298,282
Equity in net income of non-consolidated
  joint ventures (Note 4)                             19,592      13,108       14,689
Administrative and general expenses                 (139,609)   (137,476)    (136,059)
----------------------------------------------------------------------------------------
     INCOME FROM OPERATIONS BEFORE RESTRUCTURING
       CHARGES AND WRITE DOWN OF CERTAIN ASSETS      193,669     139,955      176,912
Restructuring charges (Note 5)                             -      (3,873)           -
Write down of certain assets (Note 5)                (28,098)          -            -
----------------------------------------------------------------------------------------
     INCOME FROM OPERATIONS                          165,571     136,082      176,912
----------------------------------------------------------------------------------------
NON-OPERATING (EXPENSE) INCOME:
Interest expense                                     (59,897)    (51,343)     (59,748)
Interest income                                        2,864       2,575        3,622
Foreign currency exchange gain (loss), net               582        (452)      (2,515)
Gain on sale of assets, net (Note 6)                  10,633       6,815          912
Minority interest (Note 7)                           (15,992)      3,829       (3,129)
Gain on sale of common stock of a subsidiary,
  net (Note 5)                                       139,508           -            -
Other, net                                              (415)     (2,620)      (1,748)
----------------------------------------------------------------------------------------
                                                      77,283     (41,196)     (62,606)
----------------------------------------------------------------------------------------
     Income before income tax provision
       and extraordinary item                        242,854      94,886      114,306
Income tax provision (Note 8)                        (13,161)     (2,946)      (9,264)
----------------------------------------------------------------------------------------
     INCOME BEFORE EXTRAORDINARY ITEM                229,693      91,940      105,042
Extraordinary item-gain on early repayment
  of debt, net of taxes (Note 5)                       7,416           -            -
----------------------------------------------------------------------------------------
     NET INCOME                                   $  237,109  $   91,940   $  105,042
========================================================================================
ANALYSIS OF INCOME:
Net recurring income                              $  113,104  $   95,813   $  114,088
Restructuring/reorganization charges
  and write down of certain assets                   (28,098)     (3,873)      (9,046)*
Tax effect of write down of certain assets             5,179           -            -
Gain on sale of common stock of a subsidiary, net    139,508           -            -
Extraordinary item-gain on early repayment of
  debt, net of taxes                                   7,416           -            -
----------------------------------------------------------------------------------------
     NET INCOME                                   $  237,109  $   91,940   $  105,042
========================================================================================
EARNINGS PER SHARE (NOTE 2):
Income before extraordinary item                  $     4.16  $     1.72   $     2.34
Extraordinary item                                       .13
----------------------------------------------------------------------------------------
     NET INCOME PER SHARE                         $     4.29  $     1.72   $     2.34
========================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON AND
  CLASS B SHARES AND EQUIVALENTS OUTSTANDING          55,311      53,404       44,840
========================================================================================

 * Relates to reorganization charges which have been included in operating expenses ($4.7 million), administrative and general expenses ($2.0 million) and other expenses ($2.3 million).The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS


==========================================================================
As of November 30 (In thousands)                        1997        1996
--------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                         $   68,571  $    6,778
Trade receivables, net of allowance for
  doubtful accounts of $5,207 and $5,005
  in 1997 and 1996, respectively                     243,798     210,413
Inventories (Note 9)                                 109,271     100,690
Receivables from related parties (Note 4)              9,566       8,123
Restricted cash deposits (Note 10)                       980       6,010
Prepaid expenses and other current assets             70,300      65,267
--------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                            502,486     397,281
--------------------------------------------------------------------------
FIXED ASSETS, AT COST:
Tankers                                            1,475,630   1,299,736
Tankers under construction                           156,796      74,441
Tank containers                                      198,424     168,541
Terminal facilities                                  263,497     247,277
Subsea Services                                      356,249     278,578
Seafood facilities                                    86,097      83,773
Other                                                 27,979      24,979
--------------------------------------------------------------------------
                                                   2,564,672   2,177,325
Less accumulated depreciation and amortization       791,639     724,172
--------------------------------------------------------------------------
                                                   1,773,033   1,453,153
--------------------------------------------------------------------------
Restricted cash deposits (Note 10)                        21         228
Investments in non-consolidated joint ventures
  and other assets (Note 4)                           90,652      77,327
Deferred income tax asset (Note 8)                     4,973      14,004
Goodwill and other intangible assets, net of
  accumulated amortization of $16,119 and
  $13,347 in 1997 and 1996, respectively              31,587      36,477
--------------------------------------------------------------------------
     TOTAL ASSETS                                 $2,402,752  $1,978,470
==========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank loans (Note 11)                   $   19,852  $   23,262
Current maturities of long-term debt (Note 12)        90,330      67,470
Accounts payable                                      90,988      96,148
Accrued liabilities and other current liabilities    189,316     168,562
--------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                       390,486     355,442
--------------------------------------------------------------------------
Long-term debt (Note 12)                             686,298     652,253
Minority interest (Note 7)                           197,289      23,686
Deferred income tax liability (Note 8)                 9,234      12,905
Other non-current liabilities                         56,888      49,364
Commitments and contingencies (Note 14)
SHAREHOLDERS' EQUITY:
Founder's shares: no par value-15,000,000 shares
  authorized, 7,799,362 and 7,708,451 shares
  issued and outstanding in 1997 and 1996,
  respectively, at stated value                            -           -
Capital stock:
     Common shares no par value-60,000,000
       authorized, 31,197,450 and 30,833,805
       shares issued and outstanding in 1997 and
       1996, respectively, at stated value            31,198      30,834
     Class B shares no par value-60,000,000
       authorized, 30,933,246 and 30,751,912
       shares issued and outstanding in 1997
       and 1996, respectively, at stated value        30,933      30,752
Paid-in surplus                                      346,437     340,663
Retained earnings                                    815,795     605,972
Cumulative translation adjustments                   (36,266)      1,663
--------------------------------------------------------------------------
                                                   1,188,097   1,009,884
Less-Treasury stock, 1,601,905 Common shares
  and 5,607,605 Class B shares in 1997, and
  1,581,205 Common shares and 5,607,605
  Class B shares in 1996                            (125,540)   (125,064)
--------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                    1,062,557     884,820
--------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $2,402,752  $1,978,470
==========================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

==========================================================================================================================
                                                                                                   Cumulative
                                                                 Capital      Paid-in    Retained  translation    Treasury
(In thousands, except share data)                                  stock      surplus    earnings  adjustments       stock
--------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1994                                       $45,165    $  67,247    $438,884   $  (6,060)  $  (10,117)
Net income                                                             -            -     105,042           -            -
Exercise of stock options for 231,450 Common shares
  and 115,725 Class B shares                                         348        3,614           -           -            -
Issuance of 57,862 Founder's shares                                    -            -           -           -            -
Purchase of 375,000 shares of treasury stock                           -            -           -           -       (4,894)
Cash dividends paid-$0.37 per Common and Class B share                 -            -     (16,178)          -            -
Cash dividends paid-$0.01 per Founder's share                          -            -         (75)          -            -
Translation adjustments, net                                           -            -           -      17,277            -
--------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1995                                         45,513      70,861     527,673      11,217      (15,011)
Net income                                                              -           -      91,940           -            -
Public offering of 8,200,000 Class B shares                         8,200     134,963           -           -            -
Issuance of 7,600,016 Class B shares in connection with
  the merger of Stolt Partner S.A.                                  7,600     132,202           -           -     (106,949)
Distribution of 282,332 treasury stock in connection with the
  acquisition of a subsidiary                                           -           -           -           -        5,174
Exercise of stock options for 182,030 Common shares and 91,008
  Class B shares                                                      273       2,637           -           -            -
Issuance of 123,008 Founder's shares                                    -           -           -           -            -
Purchase of 500,000 shares of treasury stock                            -           -           -           -       (8,278)
Cash dividends paid-$0.25 per Common and Class B share                  -           -     (13,602)          -            -
Cash dividends paid-$0.005 per Founder's share                          -           -         (39)          -            -
Translation adjustments, net                                            -           -           -      (9,554)           -
--------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1996                                         61,586     340,663     605,972       1,663     (125,064)
Net income                                                              -           -     237,109           -            -
Exercise of stock options for 363,645 Common shares and 181,334
  Class B shares                                                      545       5,774           -           -            -
Issuance of 90,911 Founder's shares                                     -           -           -           -            -
Purchase of 20,700 shares of treasury stock                             -           -                       -         (476)
Cash dividends paid-$0.50 per Common and Class B share                  -           -     (27,247)          -            -
Cash dividends paid-$0.005 per Founder's share                          -           -         (39)          -            -
Translation adjustments, net                                            -           -           -     (37,929)           -
--------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1997                                        $62,131    $346,437    $815,795    $(36,266)   $(125,540)
==========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

==========================================================================================
For the years ended November 30 (In thousands)            1997         1996        1995
------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before extraordinary item                     $ 229,693    $  91,940   $ 105,042
ADJUSTMENTS TO RECONCILE INCOME BEFORE
  EXTRAORDINARY ITEM TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES:
  Depreciation of fixed assets                         112,410      107,029     108,653
  Amortization of intangible assets                      2,297        1,837       1,604
  Amortization of drydock costs                         19,365       23,931      19,172
  Provisions for reserves, taxes and lease payments      7,582        6,455       3,022
  Equity in net income of non-consolidated
    joint ventures                                     (19,592)     (13,108)    (14,689)
  Minority interest                                     15,992       (3,829)      3,129
  Gain on sale of assets, net                          (10,633)      (6,815)       (912)
  Write down of certain assets                          28,098            -           -
  Gain on sale of common stock of a subsidiary, net   (139,508)           -           -
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF
  ACQUISITIONS, DIVESTITURES AND DECLARED DIVIDENDS:
  Increase in trade receivables                        (45,681)     (40,030)    (29,303)
  Increase in inventories                              (19,475)      (6,433)    (17,904)
  Increase in prepaid expenses and other
    current assets                                      (3,528)      (5,093)    (17,857)
  Increase (decrease) in accounts payable and
    accrued liabilities                                 30,496       (3,717)     50,003
Payments of drydock costs                              (23,542)     (21,009)    (24,476)
(Increase) decrease in claims pending                      (94)        (378)      5,317
Other, net                                              (4,867)       9,828      11,994
------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES     179,013      140,608     202,795
==========================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                (450,916)    (396,370)   (178,715)
  Proceeds from sales of ships and other assets         47,934       46,727       9,441
  Acquisition of subsidiaries, net of cash acquired    (22,268)           -           -
  (Investment in and advances to) repayments from
    affiliates and others, net                         (14,708)       3,129      (5,145)
  Dividends from non-consolidated joint ventures        13,249       14,879       3,650
  Decrease (increase) in restricted cash deposits        5,053        1,201        (279)
  Proceeds from sale of shares in Stolt Partner S.A.         -            -      15,988
  Other, net                                            (8,198)        (747)     (5,641)
------------------------------------------------------------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES        (429,854)    (331,181)   (160,701)
==========================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in loans payable to banks, net    (3,758)      14,741     (47,199)
  Repayment of long-term debt                         (211,275)    (320,831)   (104,761)
  Principal payments under capital lease obligations      (747)      (1,266)     (2,911)
  Proceeds from issuance of long-term debt-
    private placement                                  125,000      187,000           -
  Proceeds from issuance of long-term debt-ship
    financing/other                                    121,920      180,047     128,119
  Proceeds from Class B equity offering                      -      143,163           -
  Proceeds from secondary offerings by
   subsidiary, net                                     179,797            -           -
  Proceeds from sale of common stock in
    subsidiary, net                                    117,060            -           -
  Proceeds from exercise of stock options                6,319        2,910       3,962
  Purchases of treasury stock                             (476)      (8,278)     (4,894)
  Dividends paid                                       (27,286)     (13,641)    (16,253)
  Proceeds from early repayment of debt                  7,416            -           -
  Other, net                                                 -          (19)        (15)
------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY (USED IN)
            FINANCING ACTIVITIES                       313,970      183,826     (43,952)
==========================================================================================
Effect of exchange rate changes on cash                 (1,336)        (765)         85
------------------------------------------------------------------------------------------
          NET INCREASE (DECREASE) IN CASH AND
            CASH EQUIVALENTS                            61,793       (7,512)     (1,773)
Cash and cash equivalents at beginning of year           6,778       14,290      16,063
------------------------------------------------------------------------------------------
          CASH AND CASH EQUIVALENTS AT END OF YEAR   $  68,571    $   6,778   $  14,290
==========================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 1997, 1996 and 1995


1  THE COMPANY

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation Services, Subsea Services and Seafood.

The Transportation Services business is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated solutions by utilizing its parcel tanker, tank container, terminal, barge and rail services.

The Subsea Services business is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company currently holds a 43% economic interest and a 60% voting interest. SCS is among the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry.

The Seafood business, wholly owned by the Company, produces, processes and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon and caviar.

2  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of all majority-owned companies after the elimination of all significant intercompany transactions and balances. The results of SCS are included in the consolidated results of the Company because the Company holds a 60% voting interest in SCS. The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method.

The Company operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation and administration of tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period and an earnings factor assigned. For the years ended November 30, 1997, 1996 and 1995, the Company received approximately 86%, 87%, and 86%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been included in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of net revenues distributed to the minority participants. These provisions were approximately $43.3 million, $43.2 million and $45.5 million for the years ended November 30, 1997, 1996 and 1995, respectively, and include amounts distributed to non-consolidated joint ventures of the Company of $22.0 million, $24.2 million and $25.6 million. The amounts distributed are net of commissions to the Company of $0.7 million, $0.7 million and $0.8 million for the years ended November 30, 1997, 1996 and 1995, respectively. As of November 30, 1997 and 1996, the net amounts payable to (receivable from) participants in which the Company holds an equity interest for amounts to be distributed by the Joint Service were $0.4 million and ($0.2) million, respectively. These amounts are included in accrued liabilities and other current liabilities and receivables from related parties in the accompanying consolidated balance sheets at November 30, 1997 and 1996.

REVENUE RECOGNITION

TRANSPORTATION SERVICES Consistent with shipping industry practice, revenues from tanker operations are shown in the consolidated statements of income net of commissions, sublet costs, transshipment and barging expenses.

The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of income. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 1997 and 1996, deferred revenues of $26.3 million and $21.4 million, respectively, are included in accrued liabilities and other current liabilities in the accompanying consolidated balance sheets.

SUBSEA SERVICES Long-term contracts of the Subsea Services business are accounted for using the percentage of completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known. A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business. The majority of such items are agreed and settled in full by the customers, but occasionally there is a time lag between the end of the project and the agreement of such variation orders. In these instances management make estimates of the recoverability of the sums involved and establish a reserve against related contract receivables. The net amounts recoverable amounted to $3.8 million and $12.0 million at November 30, 1997 and 1996, respectively.

SEAFOOD The Seafood business recognizes revenues on dispatch of product to customers.

FOREIGN CURRENCY TRANSLATION

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Under SFAS No. 52, assets and liabilities denominated in foreign currencies are generally translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of shareholders' equity as "Cumulative translation adjustments." Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of income.

CAPITALIZED INTEREST

Interest costs during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $9.9 million, $5.4 million and $4.0 million of interest expense in fiscal years 1997, 1996 and 1995, respectively.

EARNINGS PER SHARE

Earnings per share is computed using the weighted average number of Common and Class B shares and equivalents outstanding during each period. As further discussed in Note 16, Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years out of which dividends are declared, and are limited to $0.05 per share upon liquidation. During the years ended November 30, 1997, 1996 and 1995 dividends paid on Founder's shares amounted to $38,544, $38,544 and $75,000, respectively. For purposes of computing earnings per share, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common and Class B shareholders.

CLASS B SHARE DISTRIBUTION

All share and per share data has been restated for 1995 to reflect the distribution of one Class B share for every two Common shares made on December 29, 1995. These shares have been treated as equivalent to Common shares for the purpose of the earnings per share data, and hence the distribution has been presented as a stock split.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

INVENTORY

Subsea Services inventories are stated at the lower of cost or market value. Cost is generally determined using the weighted average cost method. Mobilization costs (costs, principally labor and materials, of fitting out and preparing equipment for specific contracts) are amortized over the shorter of the expected duration of the related contracts or the estimated useful life of the equipment. Mobilization costs and contract progress payments of $2.0 million and $2.1 million in 1997 and 1996, respectively, are included in work-in-progress.

Seafood raw materials, biomass and finished goods are valued at average production cost or market value, whichever is lower. Finished goods consist of frozen and processed fish products.

DEPRECIATION OF FIXED ASSETS

Tankers are depreciated on a straight-line basis to a residual value of 10% of cost over Mangement's estimate of the ships' useful lives from acquisition, which range up to 25 years.

Tank containers are depreciated on a straight-line basis over their estimated useful lives of 20 years.

Terminal facility assets are depreciated substantially on a straight-line basis over their estimated useful lives, which primarily range from five to 40 years. The most significant assets, storage tanks, are depreciated over 30 years. Subsea Services assets are depreciated on a straight-line basis over their estimated useful lives which range from seven to 10 years for operating equipment, six to 25 years for construction support ships, and five to 33 years for buildings and other assets.

Seafood facilities are depreciated substantially on a straight-line basis over their estimated useful lives, which range from four to 20 years.

Other fixed assets consist primarily of furniture and fixtures which are depreciated on a straight-line basis over their estimated useful lives of three to 10 years.

Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 1997, 1996 and 1995 was $112.4 million, $107.0 million and $108.7 million, respectively.

Drydock costs primarily are capitalized under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $19.4 million, $23.9 million and $19.2 million for the years ended November 30, 1997, 1996 and 1995, respectively. The unamortized portion of capitalized drydock costs of $33.8 million and $33.4 million is included in "Investments in non-consolidated joint ventures and other assets" in the accompanying consolidated balance sheets at November 30, 1997 and 1996, respectively.

Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock and renewals of tank coatings, for the years ended November 30, 1997, 1996 and 1995 were $52.7 million, $51.2 million and $38.4 million, respectively.

Effective December 1, 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The impact of adopting this standard is set out in Note 5 to the financial statements.

FINANCIAL INSTRUMENTS

The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset gains and losses on the assets and liabilities being hedged. Contracts are generally held to their maturity date, which matches that of the assets or liabilities hedged.

Gains and losses on these foreign exchange contracts are deferred and included in the basis of the transaction when it is completed. Losses are not deferred if it is estimated that deferral would lead to recognizing losses in later periods.

The Company does not engage in foreign currency speculation.

Cash flows resulting from futures, swap and forward contracts which are accounted for as hedges of identifiable transactions or events are classified in the consolidated statements of cash flows in the same category as the cash flows from the items being hedged. Net cash flows from such contracts in 1997, 1996 and 1995 were not significant.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Net cash paid for interest and income taxes was as follows:

                                            For the years ended November 30
===========================================================================
(in thousands)                                1997        1996         1995
---------------------------------------------------------------------------
Interest, net of amounts capitalized       $58,107     $54,398      $54,216
Income taxes                                 4,528       1,480        4,192
===========================================================================

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which includes patents and trademarks, are being amortized on a straight-line basis, over periods of five to 40 years. Total amortization of goodwill and other intangibles was $2.3 million, $1.8 million and $1.6 million in 1997, 1996 and 1995, respectively. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected related future undiscounted cash flows.

STOCK-BASED COMPENSATION

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 17).


3  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

Segment information as of and for the years ended November 30, 1997, 1996 and 1995 is as follows:

                                            For the years ended November 30
===========================================================================
(in millions)                                 1997        1996         1995
---------------------------------------------------------------------------
NET OPERATING REVENUE:
Transportation Services:
     Tankers                                $  665      $  656       $  654
     Tank Containers                           219         186          161
     Terminals                                  47          49           49
Subsea Services                                431         313          327
Seafood                                        164         147          118
---------------------------------------------------------------------------
                                            $1,526      $1,351       $1,309
===========================================================================
INCOME FROM OPERATIONS:
Transportation Services:
     Tankers                                $   95      $  115       $  120
     Tank Containers                            36          27           20
     Terminals                                  (9)          7            8
Subsea Services                                 55          (3)          20
Seafood                                        (11)        (10)           9
---------------------------------------------------------------------------
                                            $  166      $  136       $  177
===========================================================================
DEPRECIATION AND AMORTIZATION:
Transportation Services:
     Tankers-depreciation                   $   59      $   56       $   62
     Tankers-amortization of drydock costs      19          24           19
     Tank Containers                            13          11            7
     Terminals                                  11           9            8
Subsea Services                                 25          26           27
Seafood                                          7           7            6
---------------------------------------------------------------------------
                                            $  134      $  133       $  129
===========================================================================
CAPITAL EXPENDITURES:
Transportation Services:
     Tankers                                $  277      $  284       $   34
     Tank Containers                            30          39           73
     Terminals                                  23          16           21
Subsea Services                                109          40           40
Seafood                                         12          17           11
---------------------------------------------------------------------------
                                            $  451      $  396       $  179
===========================================================================

                                                          As of November 30
===========================================================================
(in millions)                                 1997        1996         1995
---------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
Transportation Services:
     Tankers                                $1,350      $1,111       $  941
     Tank Containers                           214         181          135
     Terminals                                 185         134          137
Subsea Services                                457         357          311
Seafood                                        197         195          163
---------------------------------------------------------------------------
                                            $2,403      $1,978       $1,687
===========================================================================

The following table sets out operating revenue in the major geographical areas of the world for the Company's businesses for each of the periods indicated. Transportation Services operating revenue is allocated on the basis of the geographical area where cargo is loaded.

                                            For the years ended November 30
===========================================================================
(in millions)                                 1997        1996         1995
---------------------------------------------------------------------------
NET OPERATING REVENUE:
Tankers:
North America                               $  329      $  310       $  301
Europe                                         160         154          140
Asia                                           165         155          181
Other areas and miscellaneous revenue           75          86           75
Less commissions, sublet costs,
  transshipment and barging expenses           (64)        (49)         (43)
---------------------------------------------------------------------------
                                            $  665      $  656       $  654
===========================================================================
Tank Containers:
North America                               $   81      $   66       $   51
Europe                                          68          55           49
Asia                                            57          53           52
South America and other                         13          12            9
---------------------------------------------------------------------------
                                            $  219      $  186       $  161
===========================================================================
Terminals:
North America                               $   42      $   46       $   44
South America                                    5           3            5
---------------------------------------------------------------------------
                                            $   47      $   49       $   49
===========================================================================
Subsea Services:
Europe                                      $  339      $  217       $  264
Asia                                            40          39           35
South America and other                         52          57           28
---------------------------------------------------------------------------
                                            $  431      $  313       $  327
===========================================================================
Seafood:
North America                               $   62      $   59       $   48
Europe                                          54          72           61
Asia and other                                  48          16            9
---------------------------------------------------------------------------
                                            $  164      $  147       $  118
===========================================================================
Total                                       $1,526      $1,351       $1,309
===========================================================================

The following table sets out income from operations and identifiable assets by geographic area for the Company's businesses. The Company's Tankers, Tank Container and Subsea Services businesses operate on a worldwide basis and are not restricted to specific locations. Accordingly, the allocation of assets of these three businesses and income from operations of the Tanker and Tank Container businesses to specific geographical areas is not possible.

                                            For the years ended November 30
===========================================================================
(in millions)                                 1997        1996         1995
---------------------------------------------------------------------------
INCOME FROM OPERATIONS:
Terminals:
North America                                $  (8)       $  7         $  7
South America                                   (1)          -            1
---------------------------------------------------------------------------
                                             $  (9)       $  7         $  8
===========================================================================
Subsea Services:
Europe                                        $ 44        $  4         $ 12
Asia                                             6          (2)          (2)
South America and other                          5          (5)          10
---------------------------------------------------------------------------
                                              $ 55       $  (3)        $ 20
===========================================================================
Seafood:
North America                                $  (3)       $  5         $  5
Europe                                          (8)        (11)           4
Asia and other                                   -          (4)           -
---------------------------------------------------------------------------
                                             $ (11)      $ (10)        $  9
===========================================================================

                                                          As of November 30
===========================================================================
(in millions)                                 1997        1996         1995
---------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
Terminals:
North America                                 $155        $115         $120
South America                                   30          19           17
---------------------------------------------------------------------------
                                              $185        $134         $137
===========================================================================
Seafood:
North America                                 $ 85        $ 72         $ 61
Europe                                          98         115          102
Asia and other                                  14           8            -
---------------------------------------------------------------------------
                                              $197        $195         $163
===========================================================================

Indirect costs and assets have been apportioned to the businesses on the basis of corresponding direct costs and assets.

4  EQUITY INVESTMENTS

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data:

                                            For the years ended November 30
===========================================================================
(in thousands)                                1997        1996         1995
---------------------------------------------------------------------------
Net operating revenue                     $293,066    $235,349     $245,977
Gross profit                                72,301      67,072       56,237
Net income                                  48,290      22,269       26,856
===========================================================================

Balance sheet data:

                                                          As of November 30
===========================================================================
(in thousands)                                            1997         1996
---------------------------------------------------------------------------
Current assets                                        $100,793     $ 67,227
Non-current assets                                     118,790      155,755
Current liabilities                                     82,290       76,888
Non-current liabilities                                103,098      113,841
===========================================================================

The income statement data for the joint ventures presented above includes the following expenses related to transactions with the Company:

                                            For the years ended November 30
===========================================================================
(in millions)                                 1997        1996         1995
---------------------------------------------------------------------------
Charter hire                                 $45.0       $40.2        $38.8
Management and other fees                      7.0        19.1          2.6
Freight and Joint Service Commission           0.7         0.6          0.6
Interest expense                               2.4         2.7          2.3
===========================================================================

The joint ventures also recorded the following revenues related to transactions with the Company:

                                            For the years ended November 30
===========================================================================
(in millions)                                 1997        1996         1995
---------------------------------------------------------------------------
Charter hire revenue                         $22.0       $20.6        $22.1
Tank container cleaning station revenue        4.2         4.3          3.9
Rental income (from office building
  leased to the company)                       2.2         2.2          2.3
===========================================================================

The balance sheet data includes:

                                                          As of November 30
===========================================================================
(in millions)                                             1997         1996
---------------------------------------------------------------------------
Amounts due from the Company                             $ 0.4        $10.3
Amounts due to the Company                                16.0         12.8
===========================================================================

Included within "Amounts due to the Company" is $9.6 million and $8.1 million at November 30, 1997 and 1996, respectively, for trading balances. These amounts are reflected in the consolidated balance sheet as "Receivables from related parties."

5  NON-RECURRING ITEMS

WRITE DOWN OF CERTAIN ASSETS

Effective December 1, 1996, the Company adopted SFAS No. 121. As a consequence, the Company has recognized a write down within its Transportation Services business amounting to $11.6 million, before income tax, in respect of certain assets at its Perth Amboy terminal. Projections indicate that due to the recent downturn in the North East U.S. specialty chemical industry and a reduced market demand for the type of storage facilities offered by these assets, the cashflows which will be generated by the assets do not support their carrying value. The assets have been written down to values considered by management to be their fair market value.

The Company also recognized a write down of $4.2 million, before income tax, in respect of certain assets in its Subsea Services business which are unable to generate sufficient utilization, and therefore cashflows, to support their net book value.

In July 1997, the Norwegian government reached an agreement with the European Union ("EU") for a five year period to regulate the supply of Norwegian salmon into the EU market. In addition, the Norwegian government has maintained feed quota and production regulations which have a significant impact on the cost-competitiveness of the Norwegian operation of the Seafood business. In the light of these events, the Company considers that the cost of its investment in its Norwegian operation has been permanently impaired, and has written down in the current year the entire goodwill balance of $3.6 million relating to this investment. Projections also indicate that future cashflows to be generated from certain other assets of the Seafood business may not be sufficient to recover their carrying value, and accordingly, the Company has recognized a write down of $8.7 million in respect of these assets.

GAIN ON SALE OF COMMON STOCK OF A SUBSIDIARY

In March 1997, SCS completed a secondary offering of 8.05 million new Common shares at a per share price of $8.23, raising proceeds, net of expenses, of $64.6 million. Concurrently, SCS exchanged 14.0 million Class B shares (which are economically equivalent to 7.0 million Common shares) for $57.6 million of debt owed to SNSA. As a consequence of the offering and the debt-for-equity exchange, the Company realized a gain, on a before and after income tax basis, of $9.5 million on the reduction of its economic interest in SCS from 70% to 60%.

In November 1997, SCS completed a secondary offering of 4.0 million Common shares. In conjunction with the offering, SNSA sold 4.0 million Common shares of SCS. Both transactions were carried out at a per share price of $29.27, raising proceeds, net of expenses, of $232.2 million. These transactions resulted in the Company realizing a gain, on a before and after income tax basis, of $130.0 million as the Company's economic interest in SCS was reduced from 60% to 43%.

In January 1998, subsequent to the above transactions, SCS completed a two-for-one share split. The share figures and the per share prices quoted above have been restated to reflect the share split.

EXTRAORDINARY ITEM

In October 1997, the Company prepaid debt relating to the first four ships in the Company's Danish newbuilding series. The early repayment of the debt under the terms of the loan agreement with the Danish Ship Credit Fund resulted in an extraordinary gain, on a before and after income tax basis, of $7.4 million.

RESTRUCTURING CHARGES

During 1996 the Company restructured its Seafood operations in order to reduce overhead and improve flexibility by making increased use of external suppliers for value added processing. A provision of $3.9 million was made in the year to cover redundancy costs, asset write downs and site closure costs primarily at the Company's production sites in Norway. As at November 30, 1997, there was no material remaining liability relating to the 1996 restructuring program and there was no material difference between the provision and the amount subsequently paid.


6  GAIN ON SALE OF ASSETS, NET

Gain on sale of assets is comprised of the following:

                                            For the years ended November 30
===========================================================================
(in thousands)                                1997        1996         1995
---------------------------------------------------------------------------
Sale of ships                              $ 5,294      $4,906       $1,022
Sale of investments                              -       1,264         (110)
Sale of Subsea Services assets               4,874           -            -
Sale of other assets                           465         645            -
---------------------------------------------------------------------------
                                           $10,633      $6,815       $  912
===========================================================================

7  MINORITY INTEREST

The minority interest in the consolidated balance sheets of the Company primarily reflects the minority interest in SCS. During the year, the Company's economic ownership in SCS decreased from 70% to 43% (Note 5). The consolidated statements of income also reflect the minority interest in SCS and, in the case of 1996 and 1995, in Stolt Partner S.A. During 1996, the Company acquired the remaining 23.5% of shares in Stolt Partner S.A. that it did not already hold and merged the company into its principal tanker operating subsidiary.

8  INCOME TAXES

The 1997, 1996 and 1995 income tax provision consists of the following by business segment:

=============================================================================
Year ended November 30, 1997   Transportation     Subsea
(in thousands)                       Services   Services   Seafood     Total
-----------------------------------------------------------------------------
CURRENT:
U.S.                                  $   785     $    -    $  453   $ 1,238
Non-U.S.                                5,266      1,991       285     7,542
DEFERRED:
U.S.                                   (4,260)         -       400    (3,860)
Non-U.S.                                  (75)     9,147      (831)    8,241
-----------------------------------------------------------------------------
Income tax provision                  $ 1,716    $11,138    $  307   $13,161
=============================================================================


=============================================================================
Year ended November 30, 1996   Transportation     Subsea
(in thousands)                       Services   Services   Seafood     Total
-----------------------------------------------------------------------------
CURRENT:
U.S.                                 $  2,740    $     -    $  372  $  3,112
Non-U.S.                                1,556      1,063     1,090     3,709
DEFERRED:
U.S.                                       90          -       221       311
Non-U.S.                                   54     (2,821)   (1,419)   (4,186)
-----------------------------------------------------------------------------
Income tax provision (benefit)       $  4,440   $ (1,758)   $  264  $  2,946
=============================================================================


=============================================================================
Year ended November 30, 1995   Transportation     Subsea
(in thousands)                       Services   Services   Seafood     Total
-----------------------------------------------------------------------------
CURRENT:
U.S.                                    $(545)   $     -    $  152  $   (393)
Non-U.S.                                2,765        866      (668)    2,963
DEFERRED:
U.S.                                    4,991          -    (1,936)    3,055
Non-U.S.                                  890      3,342      (593)    3,639
-----------------------------------------------------------------------------
Income tax provision (benefit)        $ 8,101   $  4,208   $(3,045) $  9,264
=============================================================================

Substantially all of the Company's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the Internal Revenue Code of the U.S. effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ship meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations that meet certain residency requirements. The Internal Revenue Service has agreed that the Company qualifies for this exemption for years up to and including fiscal 1992, but may review the Company's qualification for fiscal 1993 onwards. The Company believes that substantially all of the Company's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to the Company's U.S. source shipping income.

An analysis of the Company's deferred tax assets and liabilities as at November 30, 1997 and 1996 is set out in the table below. A valuation allowance has been recorded to reduce the deferred tax asset to an amount that management believe is more likely than not to be realized.

===============================================================================
1997 Deferred tax (liabilities)/    Transportation         Subsea
assets (in thousands)                     Services       Services      Seafood
-------------------------------------------------------------------------------
Net operating loss carryforwards          $  7,379       $ 30,240     $ 29,980
Valuation allowances                        (1,845)        (9,970)     (20,323)
-------------------------------------------------------------------------------
Net operating loss carryforwards
  after valuation allowances                 5,534         20,270        9,657
Differences between book and
  tax depreciation                         (16,563)       (15,865)      (1,887)
U.S. State deferred taxes                   (1,475)             -            -
Other timing differences-net                 7,459            568      (11,959)
-------------------------------------------------------------------------------
Net deferred tax (liability) asset        $ (5,045)      $  4,973     $ (4,189)
===============================================================================


===============================================================================
1996 Deferred tax (liabilities)/    Transportation         Subsea
assets (in thousands)                     Services       Services      Seafood
-------------------------------------------------------------------------------
Net operating loss carryforwards         $   6,359      $  47,389     $ 30,279
Valuation allowances                             -        (12,931)     (23,730)
-------------------------------------------------------------------------------
Net operating loss carryforwards after
  valuation allowances                       6,359         34,458        6,549
Differences between book and
  tax depreciation                         (15,278)       (12,364)        (972)
U.S. State deferred taxes                   (1,651)             -            -
Other timing differences-net                 1,408         (8,090)      (9,320)
-------------------------------------------------------------------------------
Net deferred tax (liability) asset        $ (9,162)      $ 14,004     $ (3,743)
===============================================================================

Management consider that net operating losses ("NOLs") carried forward, to the extent that valuation allowances have not been provided, will result in a realizable tax asset as a result of expected future profitability.

Included within the Seafood deferred tax liability in 1997 is an amount of $11.9 million arising in Canada. This results primarily from provisions under Canadian tax law which permit operators of sea farming facilities to report income for tax purposes using cash-basis accounting, effectively deducting investments in working capital for tax purposes.

For Transportation Services, approximately $21.1 million of NOLs were available at November 30, 1997 to offset future taxable income. These NOLs expire in the years 1998 through 2008 except for approximately $4.2 million which can be carried forward indefinitely. For Subsea Services, approximately $106.6 million of NOLs were available at November 30, 1997 to offset future taxable income. These NOLs expire at various dates through 2006, except those in the United Kingdom, Brazil, Australia and some NOLs in France amounting to $72.4 million which can be carried forward indefinitely. The Seafood business had approximately $90.5 million of NOLs at November 30, 1997. These NOLs expire at various dates through 2007. The group NOLs expire as follows:

==================================================
(in thousands)
--------------------------------------------------
1998                                      $    757
1999                                        26,097
2000                                        15,574
2001                                        11,976
2002                                        24,780
Thereafter                                  62,430
--------------------------------------------------
                                          $141,614
==================================================

A reconciliation of income taxes at the U.S. federal tax rate applied to pre-tax income and the actual income tax provision is shown below:

                                                For the years ended November 30
===============================================================================
(in thousands)                                1997           1996         1995
-------------------------------------------------------------------------------
Pre-tax income                           $ 242,854       $ 94,886     $114,306
Non-U.S. source shipping and other
  income not subject to income tax        (139,701)       (63,032)     (58,524)
U.S. source shipping income not
  subject to income tax                    (78,919)       (43,485)     (30,646)
Utilization of loss carryforwards          (10,759)        (7,984)     (11,043)
Losses for which no tax benefit
  is recognized                             13,267         42,176       15,645
-------------------------------------------------------------------------------
                                         $  26,742       $ 22,561     $ 29,738
===============================================================================
Tax at U.S. federal rate (35%)           $   9,360       $  7,897     $ 10,408
Differences between U.S. and
  non-U.S. tax rates                        (2,155)           289         (918)
Non taxable dividend income from non-
  consolidated joint ventures               (1,131)        (1,554)           -
Exchange gain                                 (179)          (230)           -
Change in Mangement's estimates of
  valuation and other allowances             3,662         (3,305)        (936)
Differences between book and tax bases       1,762           (272)        (198)
Tax credits from foreign jurisdictions           -           (280)        (167)
State and local taxes,net of
  federal benefit                             (195)          (116)         350
Non-deductible amortization of
  goodwill and other intangibles               798            546          252
Other non-deductible costs, principally
  travel and entertainment expenditures        709            208          120
Other, net                                     530           (237)         353
-------------------------------------------------------------------------------
Income tax provision                     $  13,161      $   2,946     $  9,264
===============================================================================

Withholding and remittance taxes have not been recorded on the undistributed earnings of SNSA's subsidiaries, which represent substantially all of the Company's consolidated retained earnings, primarily because, under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries which impose withholding or remittance taxes are considered by management to be permanently re-invested in such subsidiaries. The undistributed earnings of these subsidiaries at November 30, 1997 were not significant.

9  INVENTORIES

Inventories at November 30, 1997 and 1996 consisted of the following:

===============================================================================
1997                                                       Subsea
(in thousands)                               Total       Services      Seafood
-------------------------------------------------------------------------------
Raw materials                             $  4,908        $     -      $ 4,908
Consumables                                  5,493          5,202          291
Work-in-progress                             5,680          5,680            -
Seafood biomass                             85,310              -       85,310
Finished goods                               7,880              -        7,880
-------------------------------------------------------------------------------
                                          $109,271        $10,882      $98,389
===============================================================================


===============================================================================
1996                                                       Subsea
(in thousands)                               Total       Services      Seafood
-------------------------------------------------------------------------------
Raw materials                             $  1,827         $    -      $ 1,827
Consumables                                  8,247          7,233        1,014
Work-in-progress                             2,244          2,244            -
Seafood biomass                             79,961              -       79,961
Finished goods                               8,411              -        8,411
-------------------------------------------------------------------------------
                                          $100,690         $9,477      $91,213
===============================================================================

10  RESTRICTED CASH DEPOSITS

Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third party obligations.

11  SHORT-TERM BANK LOANS

Loans payable to banks, which amounted to $19.9 million and $23.3 million at November 30, 1997 and 1996, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.75% to 8.25%, excluding Brazil where interest rates were 3.26% per month at November 30, 1997. The weighted average interest rate was 6.3% and 6.0% for the years ended November 30, 1997 and 1996, respectively.

As of November 30, 1997, the Company had various credit lines, including committed lines ranging through 2003 totalling $473.1 million, of which $453.2 million was available for future use.

12  LONG-TERM DEBT

Long-term debt as of November 30, 1997 and 1996 consisted of the following:

                                                As of November 30
=================================================================
(in thousands)                                1997           1996
-----------------------------------------------------------------
Senior unsecured notes
  On 11/30/97 interest rates ranged
  from 7.72% to 10.56%, maturities
  vary through 2007                       $398,565       $315,162
Preferred ship fixed rate mortgages
  On 11/30/97 fixed interest rates
  ranged from 5.67% to 8.74%, maturities
  vary through 2011                        265,709        199,276
Preferred ship variable rate mortgages
  On 11/30/97 interest rates were 5.21%,
  maturities vary through 2007              22,340        122,799
Economic development and other bonds
  On 11/30/97 interest rates ranged
  from 4.75% to 10.5%, maturing in
  2014 and 2018                             34,600         34,600
Bank and other notes payable                55,414         47,886
-----------------------------------------------------------------
                                           776,628        719,723
Less-current maturities                     90,330         67,470
-----------------------------------------------------------------
                                          $686,298       $652,253
=================================================================

On November 30, 1996, the Company's senior unsecured notes carried fixed interest rates ranging from 8.1% to 10.6%, preferred ship fixed rate mortgages had interest rates ranging from 5.7% to 8.7%, preferred ship variable rate mortgages ranged from 4.87% to 6.04% and the economic development bond had interest rates ranging from 4.88% to 10.5%.

Long-term debt is denominated primarily in U.S. dollars, with $2.2 million and $71.0 million denominated in other currencies as of November 30, 1997 and 1996, respectively.

Annual principal repayments of debt for the five years subsequent to November 30, 1997 and thereafter are as follows:

==================================================
(in thousands)
--------------------------------------------------
1998                                      $ 90,330
1999                                        61,684
2000                                        51,092
2001                                        52,278
2002                                        86,233
Thereafter                                 435,011
--------------------------------------------------
                                          $776,628
==================================================

Agreements executed in connection with certain debt obligations require that the Company maintain defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 19), and purchases, redemptions, etc., of capital. Certain of the debt is secured by mortgages on vessels, tank containers, terminals and seafood facilities with a net book value of $453.3 million at November 30, 1997.

13  LEASES

OPERATING LEASES

At November 30, 1997 the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets. Minimum annual lease commitments and sub-lease revenues under agreements which expire at various dates through 2026, and which are payable in various currencies are as follows:

==================================================
(in thousands)
--------------------------------------------------
1998                                      $ 84,738
1999                                        56,405
2000                                        37,908
2001                                        26,693
2002                                        10,120
Thereafter                                  32,201
--------------------------------------------------
                                           248,065
Less - sub-lease revenues                    7,738
--------------------------------------------------
                                          $240,327
==================================================

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 1997, 1996 and 1995 were $91.0 million, $103.8 million and $101.5 million, respectively, net of sub-lease income of $0.6 million, $1.1 million and $0.9 million, respectively.

14  COMMITMENTS AND CONTINGENCIES

In December 1993, the Company entered into an agreement to purchase seven new 37,000 deadweight ton ("dwt") parcel tankers to be built by Danyard Shipyards in Denmark for a net purchase price including options and rebates of approximately $70 million each. As of November 30, 1997, five ships had been delivered including one ship delivered to NYK Stolt Tankers S.A., a joint venture of the Company. In 1997 the Company entered into an agreement with Danyard Shipyards to purchase a further two new 37,000 dwt parcel tankers at an approximate cost of $76 million each. Under the terms of the contracts, the price for the remaining Danyard ships has been converted to U.S. dollars. The Company has obtained a financing commitment from the Danish Ship Credit Fund for a 14 year financing of up to 80% of the U.S. dollar cost of the remaining four tankers.

In addition to the nine Danish newbuildings, the Company contracted in March 1995 with the French yard, Societe Nouvelle des Ateliers et Chantiers du Havre to purchase three new 37,000 dwt parcel tankers at a similar net price to the Danish newbuildings. Under the terms of the contract, the price has been converted to U.S. dollars. The Company has obtained a financing commitment supported by a guarantee from Compagnie Francaise D'Assurance Pour Le Commerce Exterieur for a 12 year financing of 80% of the cost of the tankers.

The Company has also entered into an agreement with a Spanish shipyard to purchase six new 22,450 dwt parcel tankers at an approximate cost of $46 million each and with an Italian shipyard to purchase three 5,200 dwt parcel tankers at an approximate cost per vessel of $20 million. Through Stolt NYK Asia Pacific Inc., the Company has placed an order with a Japanese shipyard for four 11,500 dwt parcel tankers at an approximate cost per vessel of $23 million. As of November 30, 1997, the joint venture has taken delivery of one of the 11,500 dwt parcel tankers from the Japanese shipyard.

As of November 30, 1997, the Company had other capital expenditure purchase commitments outstanding of approximately $53 million for 1998 and future years. SNSA has given bonding guarantees on behalf of its subsidiary, SCS, totalling $62.5 million at November 30, 1997.

The Swiss Court of Insurance "Tribunal Federal des Assurances" entered a judgment of April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of the Company, in litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, the Company wound up Sogexpat and transferred the employees to other Group companies.

The French government has investigated SCS of France alleging violations of French labor and social security legislation. Civil complaints have been filed against certain subsidiaries of the Company which have resulted in court decisions against them. Such decisions have been appealed. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have commenced recently while some already have resulted in court decisions. One such decision has been appealed to the French Supreme Court. While the Company believes that its subsidiaries have meritorious defenses in these cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however,as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures. The Company believes that compliance with applicable laws and regulations has not had, nor is such compliance expected to have, a material adverse effect upon its competitive position, financial condition or results of operations.

15  PENSION AND BENEFIT PLANS

Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation. The Company's policy is to fully fund its pension liability.

The Company provides pension benefits to ship officers employed by the Company. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is the Company's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

Pension expenses for the Company's defined benefit plans including a retirement arrangement for one of the Company's Directors for the years ended November 30, 1997, 1996 and 1995, consist of the following:

                                                For the years ended November 30
===============================================================================
(in thousands)                                1997           1996         1995
-------------------------------------------------------------------------------
Service cost - benefits earned
     during the year                       $ 6,020        $ 5,401      $ 4,795
Interest cost on benefit
     obligation                              5,852          5,259        4,246
Actual return on assets                     (5,900)        (5,772)      (5,359)
Net amortization and deferral                1,600          2,234        2,581
-------------------------------------------------------------------------------
Net pension expense                        $ 7,572        $ 7,122      $ 6,263
===============================================================================

The following table sets out the funded status and amounts recognized in the Company's consolidated balance sheets at November 30, 1997 and 1996 for the defined benefit plans and the Director's retirement arrangements:

                                                              As of November 30
===============================================================================
(in thousands)                                               1997         1996
-------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF
  BENEFIT OBLIGATIONS:
Vested benefit obligation                                $ 70,660      $61,247
-------------------------------------------------------------------------------
Accumulated benefit obligation                             73,747       65,277
-------------------------------------------------------------------------------
Projected benefit obligation                               90,142       79,580
Plan assets at fair value (consisting primarily
     of equity, real estate and other investments)         60,506       54,944
-------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets      (29,636)    (24,636)
Unrecognized net loss                                       4,539        4,412
Unrecognized prior service cost                             2,672        2,155
Unrecognized transition asset                               1,109        1,200
-------------------------------------------------------------------------------
Pension liability                                        $(21,316)    $(16,869)
===============================================================================

The projected benefit obligation of the Company's most significant pension plan continued to grow in 1997, increasing 10.4%, primarily due to new benefits accruing and interest costs.

The weighted average assumptions used in determining the funded status of the pension plans in 1997, 1996 and 1995 were as follows:

===============================================================================
                                              1997           1996         1995
-------------------------------------------------------------------------------
Discount rate                                7.26%          7.21%        7.25%
Rate of increase in compensation levels       4.3%           4.7%         4.7%
Expected long-term rate of return on assets   8.9%           8.7%         8.7%
===============================================================================

U.S. based employees retiring from the Company on or after attaining age 55 and who are entitled to pension benefits are eligible to receive post-retirement health care and dental benefit coverage for themselves and their dependents. These benefits are subject to deductibles, co-payment provisions and other limitations. The Company reserves the right to change or terminate the benefits at any time.

Post-retirement benefit other than pension expense for the years ended November 30, 1997, 1996 and 1995 consisted of the following:

                                                For the years ended November 30
===============================================================================
(in thousands)                                1997           1996         1995
-------------------------------------------------------------------------------
Service cost - benefits earned
     during the year                          $292           $285         $247
Interest cost on benefit
     obligation                                430            404          398
Amortization of the unrecognized
     benefit obligation                        192            192          192
-------------------------------------------------------------------------------
Net other post-retirement benefit expense     $914           $881         $837
===============================================================================

The following table sets out the funded status and amounts recognized in the Company's consolidated balance sheets as of November 30, 1997 and 1996, respectively:

                                                 As of November 30
==================================================================
(in thousands)                                1997           1996
------------------------------------------------------------------
ACCUMULATED OTHER POST-RETIREMENT
BENEFIT OBLIGATION:
  Retirees                                 $ 2,074        $ 1,901
  Fully eligible participants                1,010          1,031
  Other active participants                  3,549          3,326
------------------------------------------------------------------
                                             6,633          6,258
Fair value of plan assets                        -              -
------------------------------------------------------------------
Accumulated benefit obligation
  in excess of fair value of plan assets    (6,633)        (6,258)
Unrecognized net loss                          163            392
Unrecognized prior service cost                 98            112
Unrecognized transition obligation           2,666          2,844
------------------------------------------------------------------
Accrued post-retirement benefit cost       $(3,706)       $(2,910)
==================================================================

The calculation of the funded status for 1997 assumes a 7.25% discount rate and a medical trend rate of increase over the prior year of 10% in the first year declining at 1% per year to an ultimate rate of 6%. Raising health care gross eligible charges trends by 1% will increase the aggregate of service cost and interest cost by approximately $0.05 million and increase the accumulated other post-retirement benefit obligation by approximately $0.5 million.

16  CAPITAL STOCK, FOUNDER'S SHARES AND DIVIDENDS DECLARED

Founder's shares vote on an equal basis with Common shares and as a separate class of stock when voting on certain matters requiring a majority of both classes of stock. The Class B shares are not entitled to vote in the majority of matters requiring shareholder action.

Under the Articles, holders of Common shares, Class B shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) ten percent of the stated value thereof (i.e., $0.10 per share) to Class B shares as the preferred dividend; (ii) $0.005 per share to Founder's shares and Common shares equally; (iii) $0.095 per share to Common shares; and (iv) thereafter, Common shares and Class B shares participate equally in all further amounts.

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares, Class B shares and Founder's shares in the following order of priority: (i) Class B shares to the extent, if any, of declared but unpaid dividends on such shares, and thereafter rateably to the full aggregate issuance price thereof; (ii) Common shares rateably to the extent of the stated value thereof (i.e. $1.00 per share); (iii) Common shares and Founder's shares participate equally up to $0.05 per share; (iv) Common shares rateably to the full aggregate issue price thereof; and (v) thereafter, Common shares and Class B shares participate equally in all remaining assets.

Class B shares being non-voting shares shall also be entitled to such other priorities and preferences concerning unpaid dividends for past years as shall be provided by applicable law.

As of November 30, 1997, 7,799,362 Founder's shares had been issued to Mr. Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

The Company increased its treasury stock holding in 1997 by 20,700 Common shares.

In November 1997 the Board of Directors approved an interim dividend of $0.25 per Common and Class B share, and $0.005 per Founder share. The dividend was paid in December 1997. The Company anticipates, subject to the Board of Directors and Annual General Meeting approval, that the final dividend for 1997 of $0.25 per Common Share and Class B Share will be paid in May 1998.

17 STOCK OPTION PLANS

During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 Common shares and 1,330,000 Class B shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which 5,180,000 Common shares, 5,180,000 Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized.

Had compensation cost for all stock option grants in 1996 and 1997 been determined consistent with SFAS No. 123, the Company's net income and earnings per share would be reduced to the following pro forma amounts:

                                                For the years ended November 30
===============================================================================
                                                             1997         1996
-------------------------------------------------------------------------------
NET INCOME:                            As Reported       $237,109      $91,940
                                       Pro Forma          235,304       91,005
-------------------------------------------------------------------------------
PRIMARY EPS:                           As Reported          $4.29        $1.72
                                       Pro Forma             4.25         1.70
===============================================================================

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated.

The following table reflects activity under the Plans for the years ended November 30, 1996 and 1997:

                                                For the years ended November 30
===============================================================================
                                          1997                  1996
                                               Weighted               Weighted
                                                average                average
                                               exercise               exercise
COMMON SHARES                       Shares        price      Shares      price
-------------------------------------------------------------------------------
Outstanding at beginning of year 1,324,683       $13.33   1,226,013     $11.54
Granted                            211,350        16.73     314,600      18.97
Exercised                         (363,645)       11.71    (182,030)     10.64
Canceled                            (7,825)       16.18     (33,900)     15.14
-------------------------------------------------------------------------------
Outstanding at end of year       1,164,563       $14.43   1,324,683     $13.34
===============================================================================
Exercisable at end of year         550,738       $12.46     608,483     $11.72
===============================================================================
Weighted average fair value of
  options granted                    $9.12                    $9.51
===============================================================================

                                                For the years ended November 30
===============================================================================
                                          1997                  1996
                                               Weighted               Weighted
                                                average                average
                                               exercise               exercise
CLASS B SHARES                      Shares        price      Shares      price
-------------------------------------------------------------------------------

Outstanding at beginning of year   651,848       $13.26           -   $      -
Class B share distribution               -            -     741,644      13.05
Granted                            205,350        17.29           -          -
Exercised                         (181,334)       11.69     (72,846)     10.66
Canceled                            (5,434)       16.41     (16,950)     15.14
-------------------------------------------------------------------------------
Outstanding at end of year         670,430       $14.89     651,848     $13.26
===============================================================================
Exercisable at end of year         273,869       $12.43     304,241     $11.72
===============================================================================
Weighted average fair value of
  options granted                    $7.51                        -
===============================================================================

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

===============================================================================
                                            1997                   1996
                                    Common      Class B      Common    Class B
-------------------------------------------------------------------------------
Risk-free interest rates              6.0%         6.0%        5.7%       6.0%
Expected lives (years)                6.5          6.8         5.7        5.7
Expected volatility                    51%          31%         51%        31%
Expected dividend yields                1%           1%          1%         1%
===============================================================================

The following table summarizes information about stock options outstanding at November 30, 1997:

================================================================================
                              Options Outstanding            Options Exercisable
                     ----------------------------------     --------------------
                        Number      Weighted                   Number
                   outstanding       average   Weighted   exercisable   Weighted
                            at     remaining    average            at    average
Range of              November   contractual   exercise      November   exercise
exercise prices       30, 1997   life (years)     price      30, 1997      price
--------------------------------------------------------------------------------
COMMON SHARES
$16.375 to 22.500      480,650          8.43     $18.25        67,200     $18.97
$10.500 to 15.833      562,150          5.38      12.46       361,775      12.61
$6.833 to 8.500        121,763          3.80       8.40       121,763       8.40
--------------------------------------------------------------------------------
                     1,164,563          6.47     $14.43       550,738     $12.46
================================================================================
CLASS B SHARES
$16.750 to 22.125      328,475          8.60     $18.17        32,100     $19.03
$10.500 to 15.833      281,074          5.38      12.46       180,888      12.61
$6.833 to 8.500         60,881          3.80       8.40        60,881       8.40
--------------------------------------------------------------------------------
                       670,430          6.81     $14.89       273,869     $12.43
================================================================================

18  RELATED PARTY TRANSACTIONS

During the year, the Company held a 25% ownership interest in Maryland Marine, Inc. ("Maryland Marine"), a chemical barging company which operated chemical/liquid barges in the U.S. inland and intracoastal waterways. A director of SNSA owned a majority interest in and served as Chairman and Chief Executive Officer of Maryland Marine. The Company had accounted for this investment in the financial statements in accordance with the equity method up to November 21, 1997 when the company sold its interest in Maryland Marine, at its fair market value, to the director of SNSA. He, in turn, sold Maryland Marine to a non-related corporation.

During the year, Maryland Marine leased barges to the Company pursuant to several lease agreements which required the Company to make lease payments through 2002. As a consequence of the sale of the Company's interest in Maryland Marine, these lease agreements now have been canceled.

Aggregate amounts paid to Maryland Marine, during the period in which the Company held an ownership interest, including minimum non-cancelable payments due under the above lease agreements, were $12.0 million, $12.8 million and $10.8 million during the years ended November 30, 1997, 1996 and 1995, respectively.

19  RESTRICTIONS ON PAYMENT OF DIVIDENDS

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly SNSA has assigned a stated value per Common and Class B share of $1.00. At November 30, 1997 this legal reserve amounted to approximately $6.2 million based on Common and Class B shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the Annual General Meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

As of November 30, 1997, the most restrictive covenant within the Company's loan agreements limits SNSA dividend payments to 40% of consolidated net income, as defined, for the previous four fiscal quarters.

20  FOREIGN EXCHANGE CONTRACTS AND SWAP AGREEMENTS

All of the Company's derivative activities are over-the-counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments. All of the Company's derivative instruments are straightforward foreign exchange forward and option contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of exposure risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through November 1998, were outstanding at November 30, 1997:

=======================================================
(in thousands)                    Purchase         Sell
-------------------------------------------------------
Norwegian kroner                   149,584
Singapore dollars                   31,184
Canadian dollars                    42,700
British pounds sterling              3,077
Danish kroner                       16,219
German marks                                        931
French francs                       43,874
Japanese yen                                    378,000
Belgian francs                      71,839
Italian lire                    54,516,000
=======================================================






The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $125.0 million and to sell was $6.3 million at November 30, 1997.

The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

                                                        As of November 30, 1997
===============================================================================
(in millions)                           Carrying amount             Fair value
-------------------------------------------------------------------------------
FINANCIAL ASSETS:
     Cash and cash equivalents                    $68.6                  $68.6
FINANCIAL LIABILITIES:
     Loans payable to banks                        19.9                   19.9
     Long-term debt and related
      currency and interest rate swaps            776.6                  850.6
OFF BALANCE SHEET FINANCIAL INSTRUMENTS:
     Foreign exchange forward contracts               -                   (1.5)
     Bunker hedge contracts                           -                   (0.1)
===============================================================================

The carrying amount of cash and cash equivalents and loans payable to banks is a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 1997 using debt instruments of similar risk. The fair values of the Company's currency and interest rate swaps and foreign exchange forward hedge and bunker hedge contracts are based on their estimated termination values at November 30, 1997.





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